STATEMENT OF INVESTMENTS

Dreyfus Premier California Tax Exempt Bond Fund, Inc.

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--97.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--91.8%				
ABAG Finance Authority for Nonprofit Corporations, COP (Episcopal Homes Foundation)	5.25	7/1/10	3,500,000	3,558,345
ABAG Finance Authority for Nonprofit Corporations, Insured Revenue (Sansum-Santa Barbara Medical Foundation Clinic)	5.50	4/1/21	3,500,000	3,629,430
ABAG Finance Authority for Nonprofit Corporations, MFHR (Central Park Apartments)	5.50	7/1/19	1,010,000	1,023,514
ABAG Finance Authority for Nonprofit Corporations, MFHR (Central Park Apartments)	5.60	7/1/38	5,815,000	5,867,335
ABAG Finance Authority for Nonprofit Corporations, Revenue (San Diego Hospital Association)	5.38	3/1/21	4,000,000	4,038,200
Alameda Corridor Transportation Authority, Revenue (Insured; MBIA)	5.13	10/1/16	2,000,000	2,076,340
Alameda County, COP (Insured; MBIA)	5.38	12/1/13	10,000,000 a,b	10,734,400
Anaheim Public Finance Authority, Tax Allocation Revenue (Insured; MBIA)	6.45	12/28/18	26,000,000	26,701,480
California, Economic Recovery Bonds	5.00	7/1/16	13,000,000	13,595,790
California, GO	5.25	2/1/12	90,000 c	96,136
California, GO	5.00	8/1/22	2,000,000	2,051,840
California, GO	5.25	2/1/30	25,610,000	26,521,972
California, GO (Insured; FSA)	5.25	8/1/32	10,000,000	11,012,800
California, GO (Various Purpose)	6.13	10/1/11	2,875,000	3,146,572
California, GO (Various Purpose)	5.00	12/1/21	10,000,000	10,347,400
California, GO (Various Purpose)	5.50	4/1/28	20,000	21,110
California, GO (Veterans)	5.35	12/1/16	2,000,000	2,066,840

California, GO (Veterans)	5.05	12/1/36	14,500,000	14,404,590
California Department of Veteran Affairs, Home Purchase Revenue	5.50	12/1/19	5,925,000	6,117,859
California Department of Veteran Affairs, Home Purchase Revenue	4.50	12/1/23	10,000,000	9,647,100
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,680,000	5,681,534
California Department of Water Resources, Power Supply Revenue	5.88	5/1/12	10,000,000 c	11,047,900
California Department of Water Resources, Power Supply Revenue (Insured; FGIC)	5.13	5/1/12	2,000,000 c	2,145,700
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/11	225,000 c	241,951
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/15	1,275,000	1,360,846
California Department of Water Resources, Water System Revenue (Central Valley Project) (Insured; MBIA)	5.00	12/1/23	10,000,000	10,324,400
California Educational Facilities Authority, Revenue (Pooled College and University Projects)	5.63	7/1/08	810,000 c	830,120
California Educational Facilities Authority, Revenue (Pooled College and University Projects)	5.63	7/1/23	465,000	461,592
California Educational Facilities Authority, Revenue (Stanford University)	5.00	3/15/39	15,085,000	16,197,066
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	55,000,000	51,432,700
California Health Facilities Financing Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/17	870,000	888,522
California Health Facilities Financing Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/18	1,000,000	1,017,060
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.13	12/1/09	30,695,000 c	32,647,202
California Health Facilities Financing Authority, Revenue				

(Cedars-Sinai Medical Center)	6.25	12/1/09	9,460,000 c	10,087,009
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/19	2,000,000	2,045,100
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	7,965,000	8,506,461
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	32,665,000	33,285,635
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	7/15/09	240,000 c	249,840
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	8/15/28	3,540,000	3,648,359
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	6,500,000	6,089,980
California Housing Finance Agency, MFHR (Insured; AMBAC)	6.15	8/1/22	1,845,000	1,861,919
California Housing Finance Agency, SFMR	6.30	8/1/24	495,000	499,732
California Housing Finance Agency, SFMR (Collateralized; FHA and Insured; AMBAC)	6.25	8/1/14	180,000	181,679
California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	2,000,000 c	2,160,660
California Infrastructure and Economic Development Bank, Revenue (Kaiser Hospital Assistance I-LLC)	5.55	8/1/31	21,900,000	22,411,365
California Infrastructure and Economic Development Bank, Revenue (Performing Arts Center of Los Angeles County)	5.00	12/1/27	1,000,000	1,006,700
California Infrastructure and Economic Development Bank, Revenue (The J. Paul Getty Trust)	4.00	12/1/11	2,900,000	2,905,365
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.25	2/1/37	11,710,000	11,293,241
California Pollution Control Financing Authority, PCR	5.90	6/1/14	11,000,000 a,b	12,286,945
California Pollution Control Financing Authority, PCR (Insured; MBIA)	5.90	6/1/14	48,330,000 a,b	53,984,368
California Pollution Control				

Financing Authority, SWDR (Browning-Ferris Industries of California, Inc. Project)	5.80	12/1/16	2,000,000	2,011,920
California Pollution Control Financing Authority, SWDR (Browning-Ferris Industries of California, Inc. Project)	6.75	9/1/19	600,000	602,796
California Pollution Control Financing Authority, SWDR (Republic Services, Inc. Project)	5.25	12/1/17	2,000,000	2,041,320
California Public Works Board, LR (Department of Corrections, Calipatria State Prison, Imperial County) (Insured; MBIA)	6.50	9/1/17	13,000,000	15,057,120
California Public Works Board, LR (Department of Health Services, Richmond Laboratory Project) (Insured; AMBAC)	5.00	11/1/21	10,910,000	11,388,622
California Public Works Board, LR (University of California Research Projects) (Insured; MBIA)	5.25	11/1/28	10,005,000	10,508,952
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	5,000,000	5,405,700
California State Public Works Board, LR (Department of Corrections) (California State Prison - Kern County at Delano II)	5.50	6/1/13	3,000,000	3,255,360
California State Public Works Board, LR (Department of Health Services-Richmond Laboratory, Phase III Office Building) (Insured; XLCA)	5.00	11/1/19	1,680,000	1,750,409
California State Public Works Board, LR (Department of Health Services-Richmond Laboratory, Phase III Office Building) (Insured; XLCA)	5.00	11/1/20	1,275,000	1,322,940
California State Public Works Board, LR (Department of Mental Health-Coalinga State Hospital)	5.50	6/1/18	2,500,000	2,687,750
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	3,500,000 c	3,891,440
California State University, Fresno Association Inc.,				

Auxiliary Organization Event Center Revenue	6.00	7/1/12	2,500,000 c	2,779,600
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	5,250,000 c	5,837,160
California Statewide Communities Development Authority, Apartment Development Revenue (Irvine Apartment Communities, L.P.)	5.05	5/15/08	6,875,000	6,917,625
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	2,780,000 c	3,020,665
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,220,000	1,322,858
California Statewide Communities Development Authority, COP (The Internext Group)	5.38	4/1/30	20,000,000	19,513,800
California Statewide Communities Development Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/35	11,880,000	11,610,918
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	8,205,000	8,136,488
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	5.50	11/1/32	13,500,000	13,738,410
California Statewide Communities Development Authority, Revenue (Saint Ignatius College Preparatory) (Insured; AMBAC)	5.00	6/1/32	5,635,000	5,810,530
California Statewide Communities Development Authority, Revenue (Sutter Health)	5.50	8/15/28	14,000,000	14,546,700
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.25	7/1/20	2,280,000	2,420,152
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/28	15,360,000	15,753,216
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/33	16,710,000	17,111,875
Capistrano Unified School District, Community Facilities District Special Tax Number 98 (Ladera)	5.75	9/1/09	5,500,000 c	5,827,030
Capistrano Unified School				

District, School Facilities Improvement District Number 1 (Insured; FGIC)	6.00	8/1/24	2,075,000	2,212,489
Capistrano Unified School District, Community Facilities District Number 98-2, Special Tax Revenue (Insured; FGIC)	5.00	9/1/19	3,545,000	3,718,315
Carson Redevelopment Agency, Tax Allocation Revenue (Redevelopment Project Area Number 1) (Insured; MBIA)	5.50	10/1/13	1,000,000	1,092,090
Castaic Lake Water Agency, COP, Revenue (Water System Improvement Project) (Insured; AMBAC)	0.00	8/1/27	10,000,000	3,761,500
Cathedral City, Cove Improvement District Number 2004-02, Limited Obligation Improvement	5.00	9/2/21	1,040,000	1,014,946
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	6.00	2/1/10	5,000,000 c	5,323,200
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	6.00	2/1/10	1,000,000 c	1,064,640
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	5.75	2/1/11	18,500,000 c	19,934,305
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/22	3,000,000	1,425,720
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	10,000,000	2,651,000
Chino Valley Unified School District, GO (Insured; MBIA)	5.25	8/1/30	10,000,000	10,504,700
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,565,000	11,863,176
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA)	3.95	12/20/07	2,500,000	2,500,600
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevelopment				

Projects Areas)	5.45	8/1/09	2,260,000 c	2,375,237
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevelopment Projects Areas)	5.45	8/1/28	395,000	399,693
Cucamonga County Water District, COP (Insured; FGIC)	5.25	9/1/25	5,555,000	5,790,921
Delano, COP (Delano Regional Medical Center)	5.25	1/1/18	13,500,000	13,537,800
Dublin Unified School District, GO (Insured; FSA)	5.00	8/1/29	13,430,000	13,923,821
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/19	3,855,000	4,243,507
Escondido Reassessment District Number 98-1 (Rancho San Pasqual)	5.70	9/2/26	1,335,000	1,356,440
Fontana, Special Tax (Insured; MBIA)	5.25	9/1/17	10,000,000	10,349,600
Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project) (Insured; AMBAC)	5.50	9/1/32	13,800,000	14,427,486
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	7.05	1/1/10	2,000,000	2,153,020
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	5.75	1/15/40	1,745,000	1,764,527
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.25	1/15/12	4,550,000	4,751,338
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.13	1/15/19	2,000,000	2,072,920
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	3,400,000 c	3,562,928
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	4,000,000 c	4,191,680
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	11,295,000 c	11,836,256
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.10	9/1/22	1,000,000	1,037,270
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.20	9/1/32	2,500,000	2,579,900
Golden State Tobacco Securitization Corporation,				

Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	5,000,000 c	5,399,400
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FSA)	0/4.55	6/1/22	1,725,000 d	1,397,043
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	14,770,000 c	16,973,389
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	34,725,000	33,796,453
Imperial Redevelopment Agency, Subordinate Tax Allocation Revenue (Imperial Redevelopment Project)	4.50	12/1/11	2,000,000	1,968,380
Indian Wells Redevelopment Agency, Tax Allocation Revenue (Consolidated Whitewater Redevelopment Project) (Insured; AMBAC)	4.13	9/1/23	1,900,000	1,775,037
Kaweah Delta Health Care District, Revenue	6.00	8/1/12	9,000,000 c	10,096,560
La Quinta Financing Authority, Local Agency Revenue (Insured; AMBAC)	5.00	9/1/29	12,400,000	12,720,168
Lincoln, Community Facilities District Number 2003-1 Special Tax Bonds (Lincoln Crossing Project)	5.65	9/1/13	1,140,000 c	1,267,201
Long Beach Special Tax Community Facilities District Number 5 (Towne Center)	6.88	10/1/25	500,000	505,650
Los Angeles Community College District (Insured; MBIA)	5.50	8/1/11	1,845,000 c	1,973,892
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue (Insured; FGIC)	5.00	7/1/10	1,450,000 c	1,519,455
Los Angeles Department of Water and Power, Water System Revenue (Insured: AMBAC)	5.00	7/1/32	5,000,000	5,168,450
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/15	3,000,000	3,374,580
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/17	8,385,000	9,531,230
Madera County, COP (Valley Children's Hospital) (Insured; MBIA)	6.50	3/15/09	3,370,000	3,508,541

Midpeninsula Regional Open Space District Financing Authority, Revenue (Insured; AMBAC)	0.00	9/1/15	2,825,000	2,034,283
Modesto Irrigation District, COP (Capital Improvements) (Insured; FSA)	5.25	7/1/16	1,370,000	1,452,543
Murrieta Valley Unified School District, GO (Insured; FGIC)	0.00	9/1/21	4,950,000	2,593,751
Natomas Unified School District, GO (Insured; MBIA)	5.95	9/1/21	2,500,000	2,871,550
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.00	1/1/16	670,000 c	810,412
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.50	7/1/21	375,000 c	485,625
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; MBIA)	6.30	7/1/18	26,400,000	31,060,392
Oakland Unified School District, GO (Insured; FGIC)	5.25	8/1/24	17,275,000	18,020,416
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.25	8/15/08	1,600,000 c	1,639,968
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.00	8/15/10	3,000,000 c	3,231,480
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.60	8/15/28	3,250,000	3,289,715
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.63	8/15/34	6,000,000	6,032,940
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch)	5.25	8/15/19	1,100,000	1,112,012
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch)	5.30	8/15/20	1,450,000	1,462,847
Orange County Community Facilities District, Special Tax (Number 04-1 Ladera Ranch)	4.88	8/15/21	2,355,000	2,305,945
Orange County Public Financing Authority, LR (Juvenile Justice Center Facility) (Insured; AMBAC)	5.38	6/1/19	6,150,000	6,564,203
Pomona, COP (General Fund Lease Financing) (Insured; AMBAC)	5.50	6/1/28	1,000,000	1,067,500
Pomona Redevelopment Agency, Tax Allocation Revenue (West Holt Avenue Redevelopment				

Project)	5.50	5/1/32	3,000,000	3,088,110
Port of Oakland,				
Revenue (Insured; FGIC)	5.38	11/1/27	18,920,000	19,494,222
Poway Unified School District				
Community Facilities District				
Number 14, Improvement Area A				
Special Tax (Del Sur)	5.00	9/1/19	1,015,000	980,784
Poway Unified School District				
Community Facilities District				
Number 14, Special Tax (Del				
Sur)	4.90	9/1/18	1,790,000	1,721,228
Rancho Cucamonga Redevelopment				
Agency, Tax Allocation Revenue				
(Rancho Development Project)				
(Insured; MBIA)	5.38	9/1/25	7,485,000	7,808,577
Rancho Mirage Joint Powers				
Financing Authority, Revenue				
(Eisenhower Medical Center)	5.63	7/1/14	10,430,000 c	11,548,930
Rancho Water District				
(Insured; FSA)	5.50	8/1/08	1,670,000	1,698,373
Riverside County,				
SFMR (Collateralized; GNMA)	7.80	5/1/21	1,250,000	1,650,125
Riverside County Public Financing				
Authority, Tax Allocation				
Revenue (Redevelopment				
Projects) (Insured; XLCA)	5.25	10/1/18	1,275,000	1,348,874
Sacramento City Financing				
Authority, Revenue (Insured;				
AMBAC)	5.50	12/1/13	4,670,000 a,b	4,983,100
Sacramento City Financing				
Authority, Revenue (Insured;				
AMBAC)	5.50	12/1/14	5,140,000 a,b	5,484,611
Sacramento County,				
Laguna Creek Ranch/Elliott				
Ranch Community Facilities				
District Number 1, Improvement				
Area Number 1, Special Tax				
(Laguna Creek Ranch)	5.70	12/1/20	2,970,000	3,009,739
Sacramento County,				
Special Tax (Community				
Facilities District Number 1)	5.20	12/1/07	1,110,000	1,111,299
Sacramento County,				
Special Tax (Community				
Facilities District Number 1)	5.40	12/1/09	1,220,000	1,235,213
Sacramento County Housing				
Authority, MFHR (Cottage				
Estate Apartments)				
(Collateralized; FNMA)	6.00	2/1/33	1,000,000	1,029,240
Sacramento County Sanitation				
District Financing Authority,				
Revenue	5.50	12/1/14	4,000,000	4,253,960
Sacramento County Water Financing				

Authority, Revenue (Sacramento County Water Agency Zones 40 and 41 2007 Water System Project) (Insured; FGIC)	5.00	6/1/25	10,845,000	11,281,511
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	6.50	9/1/13	6,930,000	7,653,631
San Bernardino County, COP (Capital Facilities Project)	6.88	8/1/24	5,000,000	6,283,400
San Diego County, COP (Burnham Institute for Medical Research)	5.70	9/1/09	3,700,000 c	3,833,237
San Diego County, COP (Burnham Institute for Medical Research)	6.25	9/1/09	3,800,000 c	4,025,378
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/12	1,260,000	1,288,211
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/24	2,265,000	2,213,041
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/34	5,190,000	4,886,229
San Diego Housing Authority, MFHR (Island Village Apartments) (Collateralized; FHLMC)	5.10	7/1/12	825,000	855,121
San Diego Unified School District (Election of 1998) (Insured; FSA)	5.25	7/1/16	1,465,000	1,583,299
San Francisco Bay Area Rapid Transit District, GO	5.00	8/1/32	10,000,000	10,338,600
San Francisco Bay Area Rapid Transit District, GO	5.00	8/1/35	10,000,000	10,319,300
San Francisco City and County, COP (San Bruno Jail Number 3) (Insured; AMBAC)	5.25	10/1/21	2,985,000	3,082,878
San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Issue 32F) (Insured; FGIC)	5.00	5/1/21	1,000,000	1,045,350
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA)	5.00	11/1/24	10,000,000	10,395,000
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South				

Public Improvements)	0.00	8/1/18	445,000	245,716
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/21	500,000	229,150
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0.00	1/15/32	48,295,000	14,220,463
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project)	5.25	8/1/08	1,000,000 c	1,034,700
San Jose Unified School District, GO (Insured; FGIC)	5.00	8/1/24	12,580,000	13,088,861
San Mateo Redevelopment Agency, Merged Area Tax Allocation Revenue	5.10	8/1/11	1,835,000 c	1,934,530
San Mateo Union High School District, GO (Insured; FSA)	5.00	9/1/21	1,000,000	1,039,050
Santa Clara Unified School District, GO	5.50	7/1/16	1,870,000	1,977,282
Santa Fe Springs Community Development Commission, Tax Allocation Revenue (Consolidated Redevelopment Project) (Insured; MBIA)	5.00	9/1/19	2,095,000	2,214,394
Sequoia Union High School District, GO (Insured; FSA)	5.00	7/1/24	2,695,000	2,803,123
Simi Valley School Financing Authority, GO Revenue (Simi Valley Unified School District GO Bond) (Insured; FSA)	5.00	8/1/27	6,500,000	6,781,710
South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC)	5.25	11/1/10	1,000,000 c	1,059,240
South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC)	5.50	11/1/10	1,000,000 c	1,066,660
Stockton, Health Facilities Revenue (Dameron Hospital Association)	5.70	12/1/14	1,000,000	1,020,760
Tobacco Securitization Authority of Northern California, Tobacco Settlement Asset-Backed Bonds (Sacramento County Tobacco Securitization Corporation)	5.38	6/1/38	20,000,000	18,826,000
Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset				

Securitization Corporation)	4.75	6/1/25	2,430,000	2,354,719
Torrance Redevelopment Agency, Tax Allocation Revenue	5.63	9/1/28	500,000	501,640
University of California, Multi Purpose Revenue (Insured; MBIA)	5.25	9/1/08	31,475,000 c	32,303,737
University of California, Revenue (Limited Project) (Insured; FSA)	5.00	5/15/22	14,655,000	15,165,873
Ventura County Community College District, GO (Insured; MBIA)	5.50	8/1/23	4,250,000	4,551,070
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/17	6,000,000	6,627,780
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/22	11,325,000	12,656,707
West Kern Community College District, GO (Insured; XLCA)	0.00	11/1/20	1,000,000	525,620
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital)	5.75	6/1/12	10,090,000 c	11,107,879
U.S. Related--5.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 c	1,057,780
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 c	3,173,340
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/22	2,000,000	2,074,980
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.75	7/1/10	2,000,000 c	2,131,980
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA)	6.25	7/1/16	3,000,000	3,511,350
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,750,000	5,084,780
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	2,000,000 c	2,145,320
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	2,000,000 a,b	2,040,770
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	10,000,000	10,505,800

Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	39,000,000	40,926,210
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/16	1,500,000	1,624,725
Virgin Islands Public Finance Authority, Revenue	7.30	10/1/18	3,100,000	3,753,697
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,445,000	1,470,403
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	2,000,000	2,026,480
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	1,000,000	1,015,370
Total Long-Term Municipal Investments (cost $1,368,308,166)				**1,407,553,616**

Short-Term Municipal Investments--2.1%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
California;				
California Department of Water Resources, Power Supply Revenue (LOC: Bayerische Landesbank and Westdeutsche Landesbank)	3.82	9/1/07	4,000,000 e	4,000,000
California Department of Water Resources, Power Supply Revenue (LOC; BNP Paribas)	3.89	9/1/07	4,000,000 e	4,000,000
California Department of Water Resources, Power Supply Revenue (LOC; Citibank NA)	3.89	9/1/07	9,500,000 e	9,500,000
California Department of Water Resources, Power Supply Revenue (LOC; JPMorgan Chase Bank and Societe Generale)	3.86	9/1/07	3,000,000 e	3,000,000
California Department of Water Resources, Power Supply Revenue (LOC; State Street Bank and Trust Co.)	3.94	9/1/07	1,340,000 e	1,340,000
California Infrastructure and Economic Development Bank, Insured Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.91	9/1/07	2,500,000 e	2,500,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (Insured;				

XLCA and Liquidity Facility; State Street Bank and Trust Co.)	3.90	9/1/07	3,300,000 e	3,300,000
Ontario Industrial Development Authority, IDR (L.D. Brinkman and Company - West Coast Project) (LOC; Bank of America)	3.94	9/1/07	2,000,000 e	2,000,000
Total Short-Term Municipal Investments (cost $29,640,000)				**29,640,000**
Total Investments (cost $1,397,948,166)			**99.6%**	**1,437,193,616**
Cash and Receivables (Net)			**.4%**	**5,539,176**
Net Assets			**100.0%**	**1,442,732,792**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $89,514,194 or 6.2% of net assets.

b   Collateral for floating rate borrowings.

c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance